82-1209

02 FEB 13 AM 8:00

GGL DIAMOND CORP.

904 - 675 West Hastings Street
Vancouver, B.C. Canada
V6B 1N2

Tel: (604) 688-0546
Fax: (604) 688-0378

02015130

January 10, 2002

SUPPL

PRESS RELEASE

GGL ANNOUNCES INCREASE IN PRIVATE PLACEMENT FINANCING

Raymond A. Hrkac, President of **GGL Diamond Corp. (GGL.CDNX)** announces that further to the Company's press release of December 6, 2001, the private placement has been increased from $150,000 to $198,000. Of this amount, the first tranche of $61,000 closed on January 2, 2002 and the remaining $137,000 will close shortly. The Company placed 485,000 flow-through shares at a price of $0.10 per share and 125,000 non-flow-through units at a price of $0.10 per unit in the first tranche. These securities have a hold period until May 3, 2002. Each non flow-through unit consists of one common share and one common share purchase warrant. One warrant entitles the holder to purchase one common share exercisable for a term of 24 months following closing at $0.15 in the first year and $0.20 in the second year. The second tranche consists of 1,070,000 flow-through shares and 300,000 units.

The subscription proceeds from the financing will be used for the Company's mineral exploration projects and for working capital. The second tranche of the private placement is subject to acceptance for filing by the Canadian Venture Exchange Inc.

GGL DIAMOND CORP.

Raymond A. Hrkac
President

PROCESSED
FEB 25 2002
THOMSON FINANCIAL